FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the months of January and February 2006

GETTY COPPER INC.

(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1

(Address of principal executive offices)

Attachments:

1.

News Release Dated, January 18, 2006,

2.

News Release Dated, February 1, 2006.

3.

News Release Dated, February 2, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: February 28, 2006	By: /s/ “John Parks”
Name

Its: Corporate Secretary
(Title)

GETTY COPPER INC.	Trading Symbol TSXV: GTC
January 18, 2006

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

Getty Copper Inc. (the “Company”) is pleased to announce the closing of a non-brokered private placement of 5,000,000 units for gross proceeds of $500,000.  Each unit, sold at a price of $0.10, is comprised of one common share of the Company and one common share purchase half-warrant, entitling the holder to purchase an additional half common share of the Company for a period of one year at a price of $0.125 in the first six months and $0.15 in the second six months. No finder’s fees or commissions were paid. Proceeds from the private placement will be used to fund the Company’s exploration or development programs, to pay ongoing expenses and for general working capital.  All securities issued pursuant to this private placement will be subject to a four-month hold period until May 16, 2006.

Certain directors of the Company participated in the private placement.  Due to that relationship, the private placement is considered to be a “related party transaction” as defined under Ontario Securities Commission Rule 61-501 (the “Rule”).  However, the transaction is exempt from the formal valuation and minority approval requirements of the Rule on the basis that the fair market value of the transaction is less than $2,500,000.

Mr. John Lepinski, who is a director and since 1992, a control person of the Company, acquired 1,050,000 of the units through a holding company John B. Pub Ltd. Mr. Lepinski also holds stock options entitling him to purchase 350,000 common shares of the Company (exercisable at $0.15 per share until April 14, 2006; and then $0.20 per share to April 14, 2007; and then $0.25 until their expiration of April 14, 2008) plus warrants entitling the holder to purchase an additional 500,000 common shares of the Company at a price of $0.35 until December 7, 2006; plus warrants entitling the holder to purchase an additional 550,000 common shares of the Company at a price of $0.20 per share until May 12, 2006 and then $0.25 per share until May 12, 2007.  If Mr. Lepinski were to exercise all of his options and the warrants forming part of the units that he acquired pursuant to this and previous private placements, the total shareholdings over which he has direct or indirect beneficial ownership or control would equal 12,844,196 common shares or approximately 31.32% of the Company’s then outstanding share capital.

Mr. Lepinski acquired the foregoing shares for investment purposes and he may increase his ownership position in the future.

ON BEHALF OF THE BOARD OF DIRECTORS

John M. Parks, Director and Corporate Secretary

John Lepinski, Managing Director

For further information please contact:
John M. Parks
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Phone:  604-649-0331          Fax:  604-931-2814

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

GETTY COPPER INC.	Trading Symbol TSXV: GTC
February 1, 2006

Phase 1 Metallurgy Test Results

Further to our news release of May 6, 2005, the Company is pleased to report on its metallurgy test program.

The test work based on INNOVAT continuous vat leaching is being conducted at SGS Lakefield at their Ontario laboratories.  The program consists of two phases; Phase 1, Bench Scale Test Work and Phase 2, Pilot Scale Test Work.  Phase 1 has been completed, while the Pilot Plant at Lakefield is undergoing commissioning in preparation for testing a 50 ton sample of Getty North oxidized mineralization.

Work in the Phase 1 Bench Scale Program was designed to characterize the sulphide and oxidized samples taken from the Getty deposits.  Samples were analyzed for sulphide and oxide percentages, types of sulphides, and mineralogy of the gangue and host rock.   Leach characteristics were then investigated by a series of bottle-roll tests, followed by 10 Kg leach tests in jig-columns, which simulate continuous vat leaching.  Results confirm the validity of the jig-column tests and provide parameters for operation of the pilot plant.

Oxidized samples, grading 0.85 % total copper leached to 78 % recovery in 72 hours using bottle rolls.  Enhancing reagents, such as ferric sulphate, were tried with no improvement.  Tests in the INNOVAT column gave 79 % and 81 % in 72 hours.

Sulphide samples graded 0.58 % total copper.  Attempts to leach in bottle rolls with sulphuric acid and other reagents were not significant.  A flotation test, however, gave a 92 % recovery.

A sample from the Getty South deposit graded 3.75 % total copper with the oxidized portion grading 2.30%.  Acid leaching achieved 73 – 75 % in tests, essentially taking all the oxidized copper.  By treating residues with sodium metabisulfite and then re-leaching, the result boosted overall copper recovery to 88%.  This procedure was tried on Getty North sulphides with encouraging results, indicating that further research in this area is justified.

ON BEHALF OF THE BOARD OF DIRECTORS

John M. Parks, Director and Corporate Secretary

For further information please contact:
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Phone:  604-649-0331          Fax:  604-931-2814

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

GETTY COPPER INC.	Trading Symbol TSXV: GTC
February 2, 2006

Continuous Disclosure Review

As a result of a review by the British Columbia Securities Commission, we are issuing the following press release to clarify our disclosure.

By news release dated December 22 2005, we advised that a technical report supporting an inferred mineral resource estimate on our Getty South property had been received from independent Qualified Person (as defined by NI 43-101) Leo Lindinger, P.Geo and that it would be filed on SEDAR. It has been brought to the company’s attention that the technical report is not in full compliance with NI 43-101. Accordingly the technical report and all comments based on it contained in the December 22nd press release, are hereby withdrawn pending the report being brought into compliance, at which time, it will be re-filed. Consequently the comments in the December 22nd release pertaining to valuation are also withdrawn and the Company cautions that investors should not base any investment decisions on the information contained therein.

In March 2003, the Company filed a technical report prepared by Qualified Person W.J. McMillan, Ph D., P. Eng. which was accepted for filing by the TSX Venture Exchange. Although not a required filing, the technical report was commissioned to establish a Getty North NI 43-101 compliant technical evaluation of various geological and other reports (including resource estimates) prepared for the Company and was so certified by Dr. McMillan. The Commission has advised that the technical report does not comply with NI 43-101 and Form 43-101F1. Dr. McMillan will be requested to bring his report into NI 43-101 compliance.

Since 2001, the Company has reported mineral resources in its AIFs and MD&As on the advice of Qualified Persons, Vic Preto, Ph D. P. Eng. or W.J. Macmillan, Ph D., P. Eng. with the expectation and understanding that the information was NI 43-101compliant. A number of the resource estimates referred to in these disclosures were extracted from technical reports that predate 2001 and therefore do not conform to the more stringent reporting requirements of NI 43-101 and thus should not be relied upon according to these standards. However, while the mineral data has not subsequently been verified, the Company believes that the calculations provided by independent geological professionals are a favourable indication of the potential of the deposit and are therefore relevant to this news release. The Company’s current independent geological consultant and Qualified Person, Leo Lindinger, P. Geo., is presently out of the country and, upon his return, will be requested to resolve any non-compliance issues.  Since the Company does not have a current pre-feasibility study it has decided to retract any past references to mineral reserves, and because the Company does not have a  compliant technical report it is also retracting any references to mineral resource.

BY ORDER OF THE BOARD

John M. Parks, Director and Corporate Secretary

For further information please contact:
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Phone:  604-649-0331          Fax:  604-931-2814

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.